UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

BANCINSURANCE CORPORATION
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05945K-10-2
(CUSIP Number)

Arthur McMahon, III, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH  45202
(513) 381-2838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Falcon Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
-0-

	10	SHARED DISPOSITIVE POWER

1,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.71%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John S. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☒

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

743,873
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
2,493,873

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,493,873

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.65%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barbara K. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

647,068
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
647,068

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,397,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.17%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James K. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
-0-

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Carla A. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
-0-

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel J. Clark

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

212,123
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
212,123

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

212,123

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.09%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph E. LoConti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

144,000
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
144,000

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

144,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.77%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward Feighan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

41,881
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
41,881

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

41,881

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.81%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles Hamm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

45,640
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
45,640

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

45,640

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.88%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Matthew D. Walter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

296,411
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
296,411

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

296,411

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.69%

14	TYPE OF REPORTING PERSON*

IN

EXPLANATORY NOTE

This amendment to Schedule 13D (this “Schedule 13D”) amends the Schedule 13D Amendment No. 3 filed on July 1, 2010, amending prior Schedules 13D, by Falcon Equity Partners, L.P., Barbara K. Sokol, John S. Sokol, James K. Sokol, Carla A. Sokol, Daniel J. Clark, Joseph E. LoConti, Edward Feighan, Charles Hamm and Matthew D. Walter (collectively, the “Proposing Persons”) relating to the common shares, without par value (the “Common Stock”), of Bancinsurance Corporation (the “Company”).

As described more fully in Items 3, 4 and 6 below, on August 10, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fenist, LLC, an Ohio limited liability company (“Parent”), and Fenist Acquisition Sub, Inc., a wholly-owned subsidiary of Parent and an Ohio corporation (“Acquisition Sub”), pursuant to which Acquisition Sub will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”).  At the effective time of the Merger, Parent will be owned, directly or indirectly, by the Proposing Persons.  The Proposing Persons collectively beneficially own approximately 70% of the issued and outstanding shares of Common Stock.

As described more fully in Items 4, 5 and 6 below, on August 9, 2010, James K. Sokol, a Proposing Person, sold 28,400 shares of Common Stock to Mr. Clark, also a Proposing Person, Carla A. Sokol, a Proposing Person, sold 63,611shares of Common Stock to Mr. Walter, also a Proposing Person, and Mr. LoConti, a Proposing Person, sold 100,800 shares of Common Stock to Mr. Walter (these transactions, collectively, the “Proposing Person Transactions”).  These transactions did not affect the aggregate number of shares of Common Stock held by the Proposing Persons:  both prior to and after these transactions, the Proposing Persons held in the aggregate 69.48% of the outstanding shares of Common Stock.   The effect of these transactions is to reallocate shares of Common Stock among certain Proposing Persons, and these transactions do not include any parties who are not Proposing Persons or any shares held by any persons who are not Proposing Persons.

Item 1.  Security and Issuer

           The name of the issuer is Bancinsurance Corporation.  The Company’s principal executive offices are located at 250 East Broad Street, Columbus, OH 43215.  This Schedule 13D relates to the Company’s common shares, without par value.

Item 2.  Identity and Background

Falcon Equity Partners, L.P.

(a)	Falcon Equity Partners, L.P. (“Falcon”)

(b)	c/o John S. Sokol, 250 East Broad St., 7 th Floor, Columbus, Ohio 43215.

(c)
Falcon is an Ohio limited partnership whose sole members are the members of the Si Sokol family and trusts for the benefit of members of the Si Sokol family.  Falcon is filing with respect to the shares of Common Stock directly owned by it.

(d)	Falcon, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Falcon, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Falcon being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. John S. Sokol

(a)	John S. Sokol

(b)	250 East Broad St., 7 th Floor, Columbus, Ohio 43215.

(c)
John S. Sokol is the Chairman of the Board and Chief Executive Officer of the Company and Ohio Indemnity, a wholly-owned subsidiary of the Company.  He is also managing partner and a general partner of Falcon.  John S. Sokol is filing individually, as custodian for his minor children, and as the managing general partner and a general partner of Falcon.

(d)	John S. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
On November 16, 2009, the Securities and Exchange Commission filed, and on November 25, 2009 the United States District Court for the District of Columbia approved, settled enforcement actions against the Company and John S. Sokol that resolved an SEC investigation with respect to them. The settlement relates to one accounting matter in 2003 and first quarter of 2004: reserving for the Company’s since-discontinued bond program. Under the terms of his settlement, John S. Sokol consented, without admitting or denying the allegations in the complaint filed by the Commission, to the entry of a final judgment permanently enjoining him from violating Sections 10(b) and 13(b)(5) of the Exchange Act and Rules 10b-5, 13b2-1 and 13b2-2 thereunder and from aiding and abetting any violation of Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder. He also agreed to pay a $60,000 civil penalty.

(f)	United States Citizen.

Ms. Barbara K. Sokol

(a)	Barbara K. Sokol

(b)	c/o John S. Sokol, 250 East Broad St., 7 th Floor, Columbus, Ohio 43215.

(c)	Barbara K. Sokol is the sole trustee and beneficiary of the Family Trust of the Si Sokol Trust and a general partner of Falcon.

(d)	Barbara K. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Barbara K. Sokol, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Barbara K. Sokol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States Citizen.

Mr. James K. Sokol

(a)	James K. Sokol.

(b)	c/o John S. Sokol, 250 East Broad St., 7 th Floor, Columbus, Ohio 43215.

(c)	James K. Sokol is Director of Development & Cultural Arts Programming, Osher Marin Jewish Community Center, 200 N San Pedro Road, San Rafael, CA 94903.

(d)	James K. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
James K. Sokol, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in James K. Sokol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Ms. Carla A. Sokol

(a)	Carla A. Sokol.

(b)	c/o John S. Sokol, 250 East Broad St., 7 th Floor, Columbus, Ohio 43215.

(c)	Carla A. Sokol is self-employed.

(d)	Carla A. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Carla A. Sokol, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Carla A. Sokol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Daniel J. Clark

(a)	Daniel J. Clark.

(b)	6140 Parkland Boulevard, Mayfield Heights, OH 44124

(c)	Mr. Clark is an entrepreneur.

(d)	Mr. Clark, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Clark, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Clark being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Joseph E. LoConti

(a)	Joseph E. LoConti.

(b)	6140 Parkland Boulevard, Mayfield Heights, OH 44124

(c)	Mr. LoConti is special counsel to United Nations Insurance Agency, Inc., a specialty insurance agency with its principal place of business at 6140 Parkland Boulevard, Mayfield Heights, OH 44124.

(d)	Mr. LoConti, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. LoConti, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. LoConti being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Edward Feighan

(a)	Edward Feighan

(b)	6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH 44124

(c)	Mr. Feighan is the Chief Operating Officer of Evergreen National Indemnity Company, which has its principal place of business at 6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH 44124

(d)	Mr. Feighan, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Feighan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Feighan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Charles Hamm

(a)	Charles Hamm.

(b)	6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH 44124

(c)
Mr. Hamm is the Chief Executive Officer and President of Evergreen National Indemnity Company and the Chief Executive Officer and President of Continental Heritage Insurance Company, each of which have their principal place of business at 6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH  44124.

(d)	Mr. Hamm, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Hamm, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hamm being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Matthew D. Walter

(a)	Matthew D. Walter.

(b)	Talisman Capital Partners, 330 West Spring Street, Suite 400, Columbus, OH 43215.

(c)
Mr. Walter is a director of the Company and Chairman of Sarnova, Inc., a specialty distributor of health care products.  Sarnova’s principal office is located at 5000 Tuttle Crossing Blvd., Dublin, OH 43016

(d)	Mr. Walter, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Walter, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Walter being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

 Each of the undersigned who is an individual disclaims beneficial ownership of Common Shares owned by the other undersigned individuals, and this filing shall not be construed as an admission that any of such individuals is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Common Shares owned by another undersigned individual.

 Any disclosures herein with respect to persons other than the Proposing Persons are made on information and belief after making inquiry to the appropriate party.

Item 3. Source and Amount of Funds or Other Considerations.

The aggregate consideration payable to the holders of Common Stock pursuant to the Merger Agreement is approximately $14.5 million.  Pursuant to a commitment letter dated as of July 15, 2010 (the “Debt Financing Commitment Letter”), Fifth Third Bank has committed to provide up to $15.0 million in financing for such consideration and other purposes related to the Merger, in the form of a senior secured credit facility, on terms to be negotiated among Parent, Acquisition Sub and Fifth Third Bank.   A copy of the Debt Financing Commitment Letter is filed with this Amendment No. 4 to Schedule 13D as Exhibit 3.

Mr. Clark acquired the shares of Common Stock purchased from James K. Sokol on August 9, 2010 in a privately negotiated transaction using his personal funds.  Mr. Walter acquired the shares of Common Stock purchased from Carla A Sokol and Mr. LoConti on August 9, 2010 in privately negotiated transactions using funds derived from a personal line of credit he maintains with The Northern Trust Company.

Except as otherwise described herein, the shares of Common Stock beneficially owned by the Proposing Persons were acquired from the Company at the time of its formation, by devise or bequest, through open market and privately negotiated purchases using personal funds, or through their service as an officer or director of the Company.

Item 4.  Purpose of Transactions.

As described above, on August 10, 2010, the Company entered into the Merger Agreement with Parent and Acquisition Sub, pursuant to which Acquisition Sub will be merged with and into the Company, with the Company surviving as a direct wholly-owned subsidiary of Parent. At the effective time of the Merger, Parent will be owned, directly or indirectly, by the Proposing Persons.  The Proposing Persons collectively beneficially own approximately 70% of the issued and outstanding shares of Common Stock.

If the Merger is consummated, each holder of Common Stock (other than the Company and its subsidiaries, Parent, Acquisition Sub and the Proposing Persons) (collectively, the “Unaffiliated Shareholders”) will be entitled to receive $8.50 in cash, without interest, for each share of Common Stock (including restricted shares whether or not then vested) that the Unaffiliated Shareholder owns (the “Merger Consideration”), unless such shareholder has sought and properly perfected its appraisal rights under Ohio law.  In addition, immediately before the effective time of the Merger, the Company will (i) cause each issued and outstanding option to purchase shares of Common Stock (whether or not exercisable or vested) to be cancelled automatically and converted into the right to receive an amount in cash per share of Common Stock equal to the excess of the Merger Consideration over the exercise price of the option and (ii) pay such excess amount to the holder of the option.

If the Merger is consummated, the Common Stock will cease to be registered under the Securities Exchange Act of 1934 and cease to be quoted on any inter-dealer quotation system.

The Merger Agreement additionally provides that, at the effective time of the Merger, the Company’s articles of incorporation will be amended and restated as provided in the Merger Agreement and that the Acquisition Sub’s code of regulations will become the code of regulations of the Company.  Also, the directors of Acquisition Sub immediately prior to the effective time of the Merger will become the directors of the Company, as the surviving corporation, and the officers of Acquisition Sub will continue to serve as the officers of the surviving corporation.  The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is listed as Exhibit 2 hereto and is incorporated in its entirety into this Item 4 by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on August 12, 2010.

The Proposing Persons and the Company expect that the closing of the Merger will occur in the fourth quarter of 2010, subject to regulatory approvals and other customary closing conditions, including (i) Acquisition Sub obtaining debt financing on the terms set forth in the Debt Financing Commitment Letter and (ii) the adoption of the Merger Agreement and approval of the Merger by (A) the holders of a majority of the issued and outstanding shares of Common Stock and (B) the holders of a majority of the issued and outstanding shares of Common Stock that are held by Unaffiliated Shareholders who cast votes for or against the Merger (whether in person or by proxy) at the special meeting of shareholders of the Company to be held for the purpose of voting on the adoption of the Merger Agreement and approval of the Merger.

The special committee formed by the Board to evaluate the fairness of the Merger to the Unaffiliated Shareholders and to negotiate the Merger (the “Special Committee”) unanimously concluded, based in part on a fairness opinion issued to it by its financial advisor, that the Merger is advisable and fair to and in the best interests of the Company and the Unaffiliated Shareholders and unanimously recommended that the Board adopt the Merger Agreement, approve the Merger and recommend that the shareholders of the Company vote for the adoption of the Merger Agreement and approval of the Merger.  The Board, acting upon the recommendation of the Special Committee, has unanimously adopted the Merger Agreement and approved the Merger and recommended that the Company’s shareholders vote in favor of the adoption of the Merger Agreement and approval of the Merger.

Regarding the Proposing Person Transactions, James K. Sokol, Carla A. Sokol and Mr. Clark desired to liquidate a portion of their respective investments in the Company and to proportionately reduce their respective participation in the proposed transaction.  As a result of the Proposing Person Transactions, James K. Sokol and Carla A. Sokol no longer directly hold any shares of Common Stock, but each continues to have direct and indirect ownership interests in Falcon.  Mssrs. Walter and Clark desired to increase their investment in the Company and their participation in the proposed transaction.  The Proposing Person Transactions were effected without written agreement between the parties.

The Proposing Person Transactions did not affect the aggregate number of shares of Common Stock held by the Proposing Persons:  both prior to and after these transactions, the Proposing Persons held in the aggregate 69.48% of the outstanding shares of Common Stock.

 Except as described herein, the Proposing Persons have not formulated any plans, proposals or otherwise that related to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

The Company has represented in the Merger Agreement that the Company had 5,191,784 shares of its Common Stock outstanding as of August 9, 2010.  The Proposing Persons have the following interests in the Common Stock:

Falcon Equity Partners, L.P.

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)
Barbara K. Sokol owns, directly and indirectly as trustee of a trust for which she is the sole trustee and beneficiary, a 11.4 percentage interest in Falcon, John S. Sokol owns, directly and indirectly as trustee of trusts for the benefit of members of the Si Sokol family a 67.2 percentage interest in Falcon, and James K. Sokol and Carla A. Sokol each own directly a 10.7 percentage interest in Falcon. As the sole managing general partner, John S. Sokol has sole power to dispose or direct the disposition of the Common Stock held of record by Falcon.

(e)	Not Applicable.

Mr. John S. Sokol

(a)	See page 3, nos. 11 and 13.
(b)
See page 3, nos. 7-10.  John S. Sokol owns of record or through a broker 297,626 shares of Common Stock (which includes 12,453 restricted shares of Common Stock which vest on July 31, 2011 and 40,512 restricted shares of Common Stock which vest in one-half increments on July 27, 2011 and 2012 subject, in each case, to his continued employment with the Company on the applicable vesting date) and is also the beneficial owner of 380,000 shares of Common Stock that underlie currently exercisable stock options, and 66,247 shares of Common Stock that he holds as custodian for his minor children.

(c)	On August 2, 2010, John S. Sokol sold 12,487 shares of Common Stock to the Company at a price of $7.25 per share.
(d)	None.
(e)	Not Applicable.

Ms. Barbara K. Sokol

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. James K. Sokol

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	On August 9, 2010, James K. Sokol sold 28,400 shares of Common Stock to Mr. Clark at a price of $7.25 per share.
(d)	None.
(e)	Not Applicable.

Ms. Carla A. Sokol

(a)	See page 6, nos. 11 and 13.
(b)	See page 6, nos. 7-10.
(c)	On August 9, 2010, Carla A. Sokol sold 63,611 shares of Common Stock to Mr. Walter at a price of $7.25 per share.
(d)	None.
(e)	Not Applicable.

Mr. Daniel J. Clark

(a)	See page 7, nos. 11 and 13.
(b)	See page 7, nos. 7-10.
(c)	On August 9, 2010, Mr. Clark purchased 28,400 shares of Common Stock from James K. Sokol at a price of $7.25 per share.
(d)	None.
(e)	Not Applicable.

Mr. Joseph E. LoConti

(a)	See page 8, nos. 11 and 13.
(b)	See page 8, nos. 7-10.
(c)	None. On August 9, 2010, Mr. LoConti sold 100,800 shares of Common Stock to Mr. Walter at a price of $7.25 per share.
(d)	None.
(e)	Not Applicable.

Mr. Edward Feighan

(a)	See page 9, nos. 11 and 13.
(b)	See page 9, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Charles Hamm

(a)	See page 10, nos. 11 and 13.
(b)	See page 10, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Matthew D. Walter

(a)	See page 11, nos. 11 and 13.
(b)
See page 11, nos. 7-10. Matthew D. Walter owns of record or through a broker 296,411 shares of Common Stock, is the beneficial owner of 14,000 shares of Common Stock that underlie currently exercisable stock options.

(c)	On August 9, 2010, Mr. Walter purchased 63,611 shares of Common Stock from Carla A. Sokol and 100,800 shares of Common Stock from Mr. LoConti, all at a price of $7.25 per share.
(d)	None.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

On August 10, 2010, the Company entered into the Merger Agreement with Parent and Acquisition Sub, as defined and described above.

On July 15, 2010, Fifth Third Bank delivered the Debt Financing Commitment Letter, as defined and described above.

Other than (i) as described in this Schedule 13D and (ii) equity compensation arrangements, there are no contracts, arrangements, understandings or relationships among the Proposing Persons, or between the Proposing Persons and any other person, with respect to the securities of the Company.

Item 7. Material to be filed as Exhibits.

1.	Joint Filing Agreement
2.
Agreement and Plan of Merger, dated August 10, 2010, among Bancinsurance Corporation, Fenist, LLC, and Fenist Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed August 12, 2010)

3.	Debt Financing Commitment Letter, dated July 15, 2010, from Fifth Third Bank.
4.	Powers of Attorney

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. †

Dated: August 11, 2010

Falcon Equity Partners, L.P.

By:	/s/ *
John S. Sokol, managing general partner

/s/ *
John S. Sokol,
Individually, as custodian for his minor children and as the managing general partner and a general partner of Falcon Equity Partners, L.P.

/s/ *
Barbara K. Sokol,
Individually, as trustee of the Family Trust of the Si Sokol Trust and as a general partner of Falcon Equity Partners, L.P.

/s/ *
James K. Sokol,
Individually

/s/ *
Carla A. Sokol,
Individually

/s/ *
Daniel J. Clark,
Individually

/s/ *
Joseph E. LoConti,
Individually

/s/ *
Edward Feighan,
Individually

/s/ *
Charles Hamm,
Individually

/s/ *
Matthew D. Walter,
Individually

*	By Arthur McMahon, III, ATTORNEY-IN-FACT

/s/ Arthur McMahon, III

†
In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 4 to Schedule 13D is filed on behalf of the undersigned pursuant to a joint filing agreement among them, which is attached hereto as EXHIBIT 1.